EXCHANGE TRADED SPREADS TRUST
44 Montgomery Street, Suite 2100
San Francisco, California 94104-4708

May 16, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4644

Re:	Exchange Traded Spreads Trust (the “Trust”)
Pre-Effective Amendment No. 2
File Nos. 333-148886 and 811-22177

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Trust respectfully requests that Pre-Effective Amendment No. 2 to the above referenced Registration Statement, which was filed via EDGAR on May 16, 2014, be accelerated and declared effective on May 19, 2014 or as soon thereafter as is reasonably practicable.

In connection with the submission of the Trust’s request for accelerated effectiveness of the above-referenced Registration Statement, the Trust hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EXCHANGE TRADED SPREADS TRUST

BY:	/s/ Stephen C. Rogers
Stephen C. Rogers, President

May 16, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D C. 20549-4644

Re:	Exchange Traded Spreads Trust (the “Trust”)
Pre-Effective Amendment No. 2
File Nos. 333-148886 and 811-22177

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as the principal underwriter of the Trust, ALPS Distributors, Inc. respectfully requests that Pre-Effective Amendment No. 2 to the above referenced Registration Statement, which was filed via EDGAR on May 16, 2014, be accelerated and declared effective on May 19, 2014 or as soon thereafter as is reasonably practicable.

ALPS DISTRIBUTORS, INC
By:	/s/ Tom A. Carter
Tom A. Carter, Vice President

ALPS Distributors, Inc.
1290 Broadway Suite
1100 Denver, CO 80203
303.623.2577 TEL
303.623.7850 FAX
www.alpsinc.com